

March 22, 2017

Via E-mail
William T. Heller IV, Esq.
Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, TX  77002

>    **Re:     Halcón Resources Corporation**
>    **Responses to comments on Current Report on Form 8-K filed February 9, 2017**
>    **Filed on March 14, 2017**
>    **File No.  001-35467**

Dear Mr. Heller:

We have reviewed your response and have the following comment.

**Exhibit 99.1 – Press Release dated February 9, 2017**

1.      We have reviewed your response to our prior comment regarding Halcón Resources' adherence to the criteria set forth in the Abbreviated Tender or Exchange Offers for Non-Convertible Debt Securities no-action letter (Jan. 23, 2015) in conducting its tender offer for 8.625% Senior Secured Notes due 2020, which commenced on February 9, 2017. The ability of a company to conduct a five business day tender offer in reliance on the letter is conditioned on the company's satisfaction of each of the criteria set forth in the letter. In light of Halcón Resources' failure to comply with the Immediate Widespread Dissemination requirement with respect to its tender offer, please note that the no-action position expressed in the letter with respect to Exchange Act Rule 14e-1(a), which requires a minimum offer period of 20 business days for all tender offers, does not extend to Halcón Resources' tender offer.

Please direct any questions to me at (202) 551-3619 or to David Orlic, Special Counsel, at (202) 551-3503. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions